SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
MINUTES OF THE 500th. MEETING OF THE BOARD OF DIRECTORS

HELD MARCH 14, 2005

On the fourteenth (14th) day of the month of March in the year two thousand and five, 2:00 p.m. at the headquarters of the Company at Avenida das Nações Unidas, n° 4.777, CEP.05.477-000, in the City and State of São Paulo, the five hundredth (500th) Meeting of the Board of Directors of BRASKEM S.A was held, being attended by the undersigned Board Members. José Carlos Grubisich Filho, Chief Executive Officer, the Executive Officers Mauricio Roberto de Carvalho Ferro and Paul Elie Altit, and the representative of the Fiscal Council, Mr. Ismael Campos de Abreu and the Board Secretary, Mr. Nelson Raso also attended. Board Member Pedro Augusto Ribeiro Novis chaired the meeting, and Dr. Ana Patrícia Soares Nogueira was the secretary. AGENDA: 1) Matters proposed for discussion: The following resolutions were approved unanimously: 1) The following PROPOSALS FOR DELIBERATION (“PDs”) were approved after the proper evaluation of their terms and of their appended documentation, which had been previously forwarded by the Board of Executive Officers for the aknowledgement of the members of the Board of Directors, as provided in its Internal Statutes, the counterparts whereof being duly filed at Company headquarters: A) PD.CA/BAK-03/2005 – Reverse stock split and the split of the American Depositary Shares (“ADSs”), in order to obtain the favorable opinion of the Board regarding the reverse stock split and the split of the ADSs of the Company, as described in the respective PD, and the subsequent amendment of article 4, first paragraph of the Company’s By-laws, purporting to reflect the change in the number of shares resulting from the reverse split, and to approve the inclusion of this topic in the Agenda of the Extraordinary General Shareholder’s Meeting to be held on March 31, 2005, at the same time as the Ordinary General Shareholders Meeting, as per the convocation that was decided during the last meeting of this Board, which was held on February 15, 2005; B) PD.CA/BAK-04/2005 - Merger of Odebrecht Química S.A ("Odequi") into the Company, by voicing a favorable opinion by this Board to the proposal to merge Odequi into the Company, and to approve the subsequent inclusion of this topic in the agenda of the Extraordinary General Shareholders Meeting referred to in the previous item; II) Subjects of Company Interest: Nothing to record; III) CLOSING OF THE MINUTES – there being nothing else to discuss, these minutes were drafted up, which, after being read, discussed and found to be in compliance, were signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting.

São Paulo, March 14, 2005.

Pedro Augusto Ribeiro Novis	Ana Patrícia Soares Nogueira
President	Secretary

Alvaro Fernandes da Cunha Filho	Alvaro Pereira Novis
Vice-President

André Tapajós Cunha	Fernando de Castro Sá

Francisco Teixeira de Sá	José de Freitas Mascarenhas

Kuniyuki Terabe	Luiz Fernando Cirne Lima

Newton Sergio de Souza	Patrick Horbach Fairon

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer